Sano Chemicals, Inc.



ANNUAL REPORT

905 Innovation Drive

Bryan, TX 77808

(855) 384-7266

https://sanochemicals.com

This Annual Report is dated April 10, 2025.

BUSINESS

Sano Chemicals Inc. ("Sano" or the "Company") is a clinical-stage biotechnology company developing novel anti-infective therapeutics, focusing on new chemical entities (NCEs) that have never been FDA-approved. The Company aims to revolutionize treatment for bacterial and fungal infections, particularly conditions impacting women. Its lead product, Occidiofungin (OCF), targets recurrent vulvovaginal candidiasis (RVVC), offering a rapid and effective solution compared to current therapies that are often inadequate and come with severe side effects. OCF's unique mechanism allows for a short, three-to-five-day treatment with no significant systemic absorption, ensuring patient safety.

Having completed a successful Phase 1 safety trial, Sano Chemicals has secured over $5 million from the NIH and received Qualified Infectious Disease Product and Fast Track designations from the FDA. We believe these achievements underscore the potential of OCF to transform women's healthcare and position Sano Chemicals as a key player in the fight against fungal infections.

Sano Chemicals was incorporated on 3/01/2012 in the state of Texas.

The Company's Intellectual Property

The Company [was granted, received the right to use, or has applied for] [a or plural if multiple Patents/Trademarks] [U.S. or international] [type of patent or trademark] to [Company Name], filed with the USPTO on [date]. In addition to this, [Company Name] has other IP that it has developed including [details of trademarks, copyrights, trade secrets, etc.]

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Clinical Development and Labor

Date: August 01, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Clinical Development and Labor

Date: August 01, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Clinical Development and Labor

Date: August 16, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Clinical Development and Labor

Date: August 16, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $90,000.00

Use of proceeds: Clinical Development and Labor

Date: August 16, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Clinical Development and Labor

Date: August 16, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Clinical Development and Labor

Date: August 16, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Clinical Development and Labor

Date: August 16, 2025

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Clinical Development and Labor_

Date: August 16, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Clinical Development and Labor

Date: September 07, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $300,000.00

Use of proceeds: Clinical Development and Labor

Date: August 27, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $103,500.00

Use of proceeds: Clinical Development and Labor

Date: December 05, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was 295,025 compared to in fiscal year 2023.

Remaining Grant Funds were spent in 2022 with no Grant Revenue in 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $250,759 compared to 263,243 in fiscal year 2023.

Cost of Sales were relatively comparable year to year.

Gross Margins

Gross margins for fiscal year 2022 were $44,256. compared to $-263,243.

There was no Grant Revenue in 2023.

Expenses

Expenses for fiscal year 2022 were $372,966 compared to $327,509 in fiscal year 2023.

The two biggest differences were about 100K spent in 2022 for Research Contracts - Bioneeds offset in 2023 with about 30K spent in Professional Fees for ERTC recovery service.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in research and development and pre-revenue. We are of the opinion the historical cash flows [will not] be indicative of the revenue and cash flows expected for the future because fewer Grant Funds approved for far in 2024/25. Past cash was primarily generated through equity investments and government grants. Our goal is to complete Phase 1 MAD and Phase 2a clinical trials on the RVVC drug product. We have gained FDA approval for Phase 1 studies, Fast-Track and QIDP designations. Phase 1 SAD studies have been completed.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $117,782.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Promissory Notes

Amount Owed: $743,500.00

Interest Rate: 5.06%

Maturity Date: August 01, 2025

Qualified Financing: If the Company closes a Qualified Financing (defined as a capital raise of at least $2,000,000), the Note will automatically convert into the same type of equity securities issued in that financing. Conversion Price: 80% of the price per share offered to investors in the Qualified Financing. No Qualified Financing by Maturity: The principal and interest must be repaid in cash, or, at the Holder's option, converted into equity at 80% of the price per share based on the $50,000,000 valuation cap. Subordination to Senior Indebtedness: The Note is subordinate to the Company's Senior Indebtedness, which includes bank loans, capital leases, and other priority obligations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Pruett

Stephen Pruett's current primary role is with External Advisory Committee Member for Center of Biomedical Research Excellence at West Virginia University. Stephen Pruett currently services 40 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Founder, and Principal Toxicologist Scientist, PhD

Dates of Service: January, 2018 - Present

Responsibilities: Dr. Pruett serves as a board member assisting with product and business development activities. He brings extensive experience in toxicological and efficacy studies for the development of new therapeutics. He helps with intellectual property negotiations with university partners. Dr. Pruett is also involved with grant preparation for non-dilutive funding opportunities at state and federal level. Dr. Pruett is compensated through a participation engagement agreement at a rate of $200/hour that is paid through convertible notes in increments of $25,000 or more. He works approximately 10 hours per week for Sano Chemicals.

Other business experience in the past three years:

Employer: Mississippi State University College of Veterinary Medicine

Title: Professor

Dates of Service: June, 2007 - July, 2024

Responsibilities: From 2007-2019, I was Department Head of the Department of Basic Sciences, MSU CVM, from 2019-2021, I was Interim Associate Dean for Research at MSU CVM. I established and Directed the MSU COVID-19 testing lab from 2020-2022. I retired as Professor Emeritus in 2024.

Other business experience in the past three years:

Employer: External Advisory Committee Member for Center of Biomedical Research Excellence at West Virginia University

Title: External Advisory Committee Member

Dates of Service: March, 2018 - Present

Responsibilities: Met with the Center of Biomedical Research Excellence in Tumor microenvironment at WVU twice per year, evaluate accomplishments, and make recommendations for improvement twice per year. He spends approximately 40 hours per week working for this employer.

Name: Janice Miles

Janice Miles's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Dr. Janice L. Miles DO (Director and Co-CEO)

Dates of Service: August, 2015 - Present

Responsibilities: Dr. Miles leads women's health initiatives at Sano Chemicals Inc, where she leads business and product development of female health products. She is involved in executive decisions pertaining to licensing deals and resource allocation towards development projects. Dr. Miles is compensated through a participation engagement agreement at a rate of $600/hour that is paid through convertible notes in increments of $25,000 or more. She works approximately 15 hours per week for Sano Chemicals.

Other business experience in the past three years:

Employer: Pulmonary and Sleep Medicine Sleep Lab

Title: Owner, Physician, Sleep Center Director

Dates of Service: October, 1999 - Present

Responsibilities: Provides direct patient care as an independent private practice physician providing pulmonary and sleep medicine services. She works 30-50 hours per week for this company.

Name: Timothy Hiebert

Timothy Hiebert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: MD, DVM Director

Dates of Service: August, 2015 - Present

Responsibilities: Dr. Hiebert has over 30 years of clinical experience with a deep understanding of infectious diseases. He is an active member of the board of directors and provides his support toward product and business development. Dr. Hiebert is compensated through a participation engagement agreement at a rate of $600/hour that is paid through convertible notes in increments of $25,000 or more.

Other business experience in the past three years:

Employer: Self Employed- Private Practice Physician

Title: Private Practice Physician

Dates of Service: June, 1997 - June, 2023

Responsibilities: Nocturnist physician

Name: Shien Lu

Shien Lu's current primary role is with Mississippi State University. Shien Lu currently services Shien works about 5 hours a week at Sano Chemical, Inc. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and Founder

Dates of Service: January, 2013 - Present

Responsibilities: Dr. Lu serves as a board member assisting with product and business development activities. Dr. Lu brings extensive experience in research and development of antimicrobial products produced by bacteria. He is also involved with grant preparation for non-dilutive funding opportunities at state and federal level. Dr. Lu is compensated through a participation engagement agreement at a rate of $200/hour that is paid through convertible notes in increments of $25,000 or more.

Other business experience in the past three years:

Employer: Mississippi State University

Title: Professor

Dates of Service: June, 2004 - Present

Responsibilities: A split appointment of teaching (75%) and research (25%) at Mississippi State university.

Name: James Smith

James Smith's current primary role is with Texas A&M. James Smith currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President & Chairman of the Board of Directors, Founder, and Co-CEO, PhD, MBA

Dates of Service: May, 2012 - Present

Responsibilities: Dr. Smith has over 20 years of scientific, operational, strategic and management experience in the biotech industry. He provides critical insight in the management and execution of all product and business development efforts. Dr. Smith leads the overall strategy for Sano as well as runs the research and development team at the Sano Chemicals research facilities in Bryan, TX. Dr. Smith is compensated through a participation engagement agreement at a rate of $300/hour that is paid through convertible notes in increments of $25,000 or more, working approximately 20 hours per week in these roles.

Other business experience in the past three years:

Employer: Texas A&M

Title: Professor

Dates of Service: August, 2009 - Present

Responsibilities: James teaches microbiology, conducts research in the field, and mentors graduate students, fostering the next generation of scientific talent while advancing knowledge in microbiology, requiring 30-40 hours per week of work.

Name: Frank Austin

Frank Austin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Scientific Officer, Director & Founder, PhD, DVM

Dates of Service: March, 2012 - Present

Responsibilities: Dr. Austin is an active member of the board of directors and provides his support toward product and business development. He has several years of mycology and diagnostic experience and manages key product development activities. He is also involved with grant preparation for non-dilutive funding opportunities at state and federal level. Dr. Austin is compensated through a participation engagement agreement at a rate of $200/hour that is paid through convertible notes in increments of $25,000 or more.

Name: David Goodstein

David Goodstein's current primary role is with David Goodstein LLC. David Goodstein currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Fractional Chief Financial Officer

Dates of Service: January, 2024 - Present

Responsibilities: Mr. Goodstein serves as a fractional CFO in which he provides financial forecasting, assists with audits and bookkeeping. David Goodstein is a fractional CFO and is compensated at a rate of $1,250 / month.

Other business experience in the past three years:

Employer: David Goodstein LLC

Title: Founder & CEO

Dates of Service: August, 2017 - Present

Responsibilities: Fractional CFO for various companies

Name: George Atiee

George Atiee's current primary role is with Icon Clinical Research Inc. George Atiee currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer (Contractor)

Dates of Service: August, 2022 - Present

Responsibilities: Prepare clinical protocols and monitor clinical studies

Other business experience in the past three years:

Employer: Icon Clinical Research Inc

Title: Medical and Safety Services Group Doctor of Medicine

Dates of Service: January, 2023 - Present

Responsibilities: Monitor clinical trials

Name: Ravi Orugunty

Ravi Orugunty's current primary role is with Analytical Chemist. Ravi Orugunty currently services 5-10 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Product Development

Dates of Service: August, 2019 - Present

Responsibilities: Ravi provides oversight on all product development activities: manufacturing protocols, CRO oversight, and fundraising

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Not Applicable

RELATED PARTY TRANSACTIONS

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name of Entity: George Atiee

Relationship to Company: Officer

Nature / amount of interest in the transaction: George Atiee invested $50,000 in Sano Chemicals Inc. through two $25,000 convertible promissory notes issued on August 1, 2024.

Material Terms: The notes accrue 5.06% simple interest and mature on August 1, 2025, converting into equity at 80% of the price per share in a Qualified Financing (minimum $2,000,000 raised) or at 80% of the price per share of then-outstanding equity securities at maturity. The notes are unsecured, pari passu with other convertible notes, and subordinated to Senior Indebtedness, with a 20% prepayment penalty if repaid early.

Name of Entity: Janice Miles & Timothy Hiebert

Relationship to Company: Directors, 20%+ Owners (jointly) and Officer (Janice only)

Nature / amount of interest in the transaction: Janice Miles & Timothy Hiebert jointly invested $140,000 in Sano Chemicals Inc. through three convertible promissory notes (two for $25,000 and one for $90,000) issued on August 16, 2024.

Material Terms: The notes bear 5.06% simple interest, mature on August 16, 2025, and automatically convert into equity at 80% of the price per share in a Qualified Financing or at 80% of the price per share of then-outstanding equity securities at maturity. They are unsecured, pari passu with other convertible notes, and subordinated to Senior Indebtedness, with a 20% prepayment penalty if repaid early.

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, and Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 920,810 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 6,750,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

For further information on this class of securities' material rights please see the Company's Amended and Restated Certificate of Information attached to the Form C Offering Circular as Exhibit F.

Series A Preferred Stock

The amount of security authorized is 3,500,000 with a total of 2,460,000 outstanding.

Voting Rights

One vote per share equal to the number of whole shares of Common Stock into which such holder's shares of Preferred Stock could then be converted.

Material Rights

Dividends Rights. No dividends shall be paid on any share of Common Stock unles dividends are simultaneously paid with respect to each outstanding share of Series A Preferred.

Liquidation Preference. Preferred holders have certain liquidation preferences. Please see Exhibit F for complete details.

Conversion Rights: Preferred holders have certain conversion rights. Please see Exhibit F for complete details.

Protective Provisions: Preferred holders have certain protective rights. Please see Exhibit F for complete details.

Certain shareholders are party to a Shareholder Agreement that grants them certain rights and preferences including a right of first offer whenever the Company issuances new securities.

Convertible Promissory Notes

The security will convert into The same type of equity securities issued in a qualified financing and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $743,500.00

Maturity Date: August 01, 2025

Interest Rate: 5.06%

Discount Rate: 20.0%

Valuation Cap: $50,000,000.00

Conversion Trigger: Qualified Financing of at least $2,000,00

Material Rights

Qualified Financing. If the Company closes a Qualified Financing (defined as a capital raise of at least $2,000,000), the Note will automatically convert into the same type of equity securities issued in that financing.

Conversion Price: 80% of the price per share offered to investors in the Qualified Financing.

No Qualified Financing by Maturity. The principal and interest must be repaid in cash, or, at the Holder's option, converted into equity at 80% of the price per share based on the $50,000,000 valuation cap.

Subordination to Senior Indebtedness. The Note is subordinate to the Company's Senior Indebtedness, which includes bank loans, capital leases, and other priority obligations.

Priority Over Equity Holders. As a debt instrument, the Note has priority over all equity securities of the Company, including common and preferred stock, in the event of liquidation or dissolution.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. We may have difficulty raising additional capital, which could deprive us of the resources necessary to implement our business plan, which would adversely affect our business, results of operation and financial condition. We need to raise additional capital to fund the development and commercialization of our product candidates and to operate our business. The need to raise additional capital is expected to increase as we continue our work research and development activities and preparation to finish phase 1 and start phase 2 clinical trials for OCF001. In order to support the initiatives envisioned in our business plan, we will need to raise additional funds through the sale of assets, public or private debt or equity financing, collaborative relationships or other arrangements. If our operations expand faster or at a higher rate than currently anticipated, we may require additional capital sooner than we expect. We are unable to provide any assurance or guarantee that additional capital will be available when needed by our company or that such capital will be available under terms acceptable to our company or on a timely basis. Our ability to raise additional financing depends on many factors beyond our control, including the state of capital markets, the market price of our common stock and the development or prospects for development of competitive products by others. If additional funds are raised through the issuance of equity, convertible debt or similar securities of our company, the percentage of ownership of our company by our company's stockholders will be reduced, our company's stockholders may experience additional dilution upon conversion, and such securities may have rights or preferences senior to those of our common stock. The preferential rights granted to the providers of such additional financing may include preferential rights to payments of dividends, super voting rights, a liquidation preference, protective provisions preventing certain corporate actions without the consent of the fund providers, or a combination thereof. We are unable to provide any assurance that additional financing will be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, with limited capital, we expect to continue to hold research and development of our anti-infective programs and may reduce or slow research and development activity of our OCF001 lead asset. Thus, the unavailability of capital could substantially harm our business, the results of operations, and financial condition. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $4,999,998.30 amount in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933, if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means, marketing/sales, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Sano Chemicals, Inc. was formed on 3/1/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sano Chemicals. Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that this product is a good idea, that the team will be able to successfully market, sell the product or service, that we can price it right, and sell it to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, such as patents, trademarks, copyrights, Internet domain names, and trade secrets, may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Company's Co-CEOs Are Not Paid Salaries and Have Other Substantial Work Commitments Sano Chemicals, Inc. ("Sano" or the "Company") relies on its Co-CEOs, Dr. Janice Miles and Dr. James Smith, who are compensated solely through convertible notes rather than a salary. Additionally, both have significant outside commitments—Dr. Smith works 30 to 40 hours per week as a Professor at Texas A&M, and Dr. Miles operates a private medical practice, working 30 to 50 hours per week—which may limit their availability to Sano. If they are unable to dedicate sufficient time or if their compensation is not consistently funded, the Company's operations, growth, and ability to execute its business plan could be adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2025.

Sano Chemicals, Inc.

By   /s/ *James L Smith*

     Name: Sano Chemicals, Inc.

     Title: Co-CEO and Founder

Exhibit A

FINANCIAL STATEMENTS

I, _James L Smith____ (Print Name), the ___Chief Executive Officer_____(Principal Executive Officers) of __Sano Chemicals, Inc._____(Company Name), hereby certify that the financial statements of __Sano Chemicals, Inc._____ (Company Name) and notes thereto for the periods ending __2023_____ (first Fiscal Year End of Review) and _____ _2024____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Sano Chemicals, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _April 3, 2025 (Date of Execution).

_James L Smith_____ (Signature)

_____Chief Executive Officer____ (Title)

_____April 3, 2025_____ (Date)



Start Engine Financials

Sano Chemicals, Inc.

2024

Published on 21 Mar 2025

Annual Financials

INCOME STATEMENT	2023	2024
Revenue		
Grant Revenue	$0	$184,659
Commercial Sales	$0	$59,922
Total Revenue	**$0**	**$244,582**
Cost of Goods Sold		
Contractors	$788	$732
Equipment	$0	$4,161
Materials and Supplies	$40,847	$74,600
Other/Misc	$5	$252
Travel	$0	$3,459
Consultants - Domestic	$0	$25,955
Direct Labor - ER Tax	$15,400	$14,610
Direct Labor - Salaries & Wages	$206,202	$201,347
Direct Labor - Convertible Note	$0	$250,000
Total Cost of Goods Sold	**$263,241**	**$575,115**
Gross Profit	**($263,241)**	**($330,533)**
Expenses		
Research	$16,675	$454,028
Facilities	$99,920	$144,905
Equipment, Supplies, Maintenance	$16,035	$43,623
General Expenses	$31,485	$68,005
Payroll	$47,402	$45,243
Professional Services	$60,259	$88,643
Travel & Entertainment	$1,416	$497
Depreciation - Lab Equipment	$27,099	$27,099
Total Expenses	**$300,291**	**$872,042**
Operating Profit	**($563,532)**	**($1,202,576)**
Other Income		
OTHER INCOME	$198,121	$0
Other Expenses		
Contributions	$1,000	$3,000
Exhibits	$2,695	$0
Interest Expense	$0	$12,072
Earnings Before Interest & Tax	**($369,106)**	**($1,217,648)**
Interest Income		
Interest Income	$0	$4,824
Earnings Before Tax	**($369,106)**	**($1,212,824)**
Tax Expenses		
Taxes & Licenses	$11,177	$8,256
Customs Tax	$0	$1,960
Earnings After Tax	**($380,283)**	**($1,223,039)**
Net Income	**($380,283)**	**($1,223,039)**

BALANCE SHEET	2023	2024
ASSETS		

	2023	2024
Cash & Equivalents		
Chase - Operating (7555)	$5,940	$8,933
Chase - Transfer (7563)	$554,184	$44,646
(3) MONTH CD	$0	$64,203
Total Cash & Equivalents	**$560,124**	**$117,782**
Other Current Assets		
Prepaid Rent - Current	$0	$6,200
Prepaid Insurance	$2,520	$776
Total Other Current Assets	**$2,520**	**$6,976**
Total Current Assets	**$562,644**	**$124,758**
Fixed Assets		
Equipment - Lab	$270,988	$274,333
Accumulated Depreciation - Lab Equipment	($131,937)	($159,036)
Total Fixed Assets	**$139,051**	**$115,297**
Investments or Other Non-Current Assets		
Security Deposits	$1,000	$10,350
Intangible Assets	$188,653	$188,653
Accumulated Amortization	($142,426)	($142,426)
Prepaid Rent - Noncurrent	$6,700	$2,950
Total Investments or Other Non-Current Assets	**$53,927**	**$59,527**
Total Non-Current Assets	**$192,978**	**$174,824**
Total Assets	**$755,622**	**$299,582**
LIABILITIES		
Short Term Debt		
Chase Credit Card - 1437	$0	($496)
Chase Credit Card - 8035	$0	$878
Total Short Term Debt	**$0**	**$382**
Other Current Liabilities		
Retirement Program Payable	$5,422	$0
Accrued Expenses	$4,500	$0
Accrued Rent	$1,650	$1,650
Current Portion of Operating Lease Liabilities	$44,171	$44,171
Total Other Current Liabilities	**$55,743**	**$45,821**
Total Current Liabilities	**$55,743**	**$46,203**
Other Non-Current Liabilities		
Operating Lease Liabilities, Net of Current Portio	$2,056	$2,056
Convertible Note 5 - Miles / Hiebert	$0	$91,708
Convertible Note 11 - E. Heibert	$0	$305,264
Convertible Note 1 - Atiee	$0	$25,527
Convertible Note 2 - Atiee	$0	$25,527
Convertible Note 3 - Miles/Hiebert	$0	$25,474
Convertible Note 4 - Miles/Hiebert	$0	$25,474
Convertible Note 6 - James Smith	$0	$25,474
Convertible Note 7 - James Smith	$0	$25,474
Convertible Note 8 - James Smith	$0	$25,474
Convertible Note 9 - James Smith	$0	$25,474
Convertible Note 10 - Pharma Expanse	$0	$50,801
Convertible Note 12 - Contexta	$0	$103,866
Total Other Non-Current Liabilities	**$2,056**	**$757,596**
Total Non-Current Liabilities	**$2,056**	**$757,596**
Total Liabilities	**$57,799**	**$803,799**

	2023	2024
EQUITY		
Retained Earnings		
Retained Earnings	($632,569)	($1,012,852)
3150 Common Stock	$675	$675
Convertible Note 5 - Multiplier Portion	$0	($60,000)
Convertible Note 11 - Multiplier Portion	$0	($200,000)
Convertible Note 12 - Multiplier Portion	$0	($69,000)
Total Retained Earnings	**($631,894)**	**($1,341,177)**
Current Earnings		
Net Income	($380,283)	($1,223,039)
Other Equity		
Owner's Investment	$1,000,000	$0
CAPITAL STOCK - SAFE INVESTMENT	$710,000	$500,000
E Hiebert 31 Preferred Shares	$0	$350,000
Hiebert/Miles 152 Preferred Shares	$0	$1,000,000
Hiebert/Miles 63 Preferred Shares	$0	$210,000
Total Other Equity	**$1,710,000**	**$2,060,000**
Total Equity	**$697,823**	**($504,216)**
Total Liabilities & Equity	**$755,622**	**$299,582**

Cash Flow Statement

CASH FLOW STATEMENT	2023	2024
OPERATING ACTIVITIES		
Net Income	($380,283)	($1,223,039)
Depreciation and Amortization	$27,099	$27,099
Change in Accounts Payable	($56,600)	$0
Change in Other Current Liabilities	($30,233)	($9,922)
Change in Other Current Assets	$2,641	($4,457)
Cash Flow from Operating Activities	**($437,377)**	**($1,210,319)**
INVESTING ACTIVITIES		
Change in Fixed Assets (ex. Depn and Amort)	$0	($3,345)
Change in Investments or Other Non-Current Assets	$75,340	($5,600)
Cash Flow from Investing Activities	**$75,340**	**($8,945)**
FINANCING ACTIVITIES		
Change in Other Equity	$500,000	$350,000
Change in Earnings not attributable to Retained Income	$0	($329,000)
Change in Short Term Debt	$0	$382
Change in Other Non-Current Liabilities	($43,457)	$755,540
Cash Flow from Financing Activities	**$456,543**	**$776,922**
Change in Cash & Equivalents	**$94,506**	**($442,342)**
Cash & Equivalents, Opening Balance	$465,618	$560,124
Cash & Equivalents, Closing Balance	$560,124	$117,782

NOTE 1 – NATURE OF OPERATIONS

Sano Chemicals, Inc was formed on March 1, 2012 ("Inception") in the State of Texas. The financial statements of Sano Chemicals, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bryan, Texas.

Sano Chemicals is a private clinical stage pharmaceutical company developing novel compounds for the treatment of infectious diseases in areas of unmet medical need. Sano is registered as a C-Corp under the Laws of the State of Texas. Sano is comprised of innovators and experts, and we are dedicated to developing high quality novel pharmaceuticals to provide new treatment options for diseases that the healthcare system is struggling to manage. Our talented team has already achieved incredible advancements of its assets, and Sano intends to leverage its talent to continue to advance its pipeline and to continue developing partnership and licensing opportunities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. The 2023 Financials are audited financials. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from licensing agreements for products & technologies under development when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for tax returns filed in the past three years.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has no loans or convertible notes for monies.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. J&S Studies is a clinical research site that is conducting the Phase 1 MAD study, and we have financial obligations to complete the trial. The company also facility leases with Contexta Res PM for research and development space at 905 and 909 Innovation Drive Bryan Texas 77808.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of __15,000,000__ shares of our common stock with par value of $0.0001___. As of December 31, 2024 the company has currently issued 6,750,000_ shares of our common stock.

Preferred Stock
We have authorized the issuance of _3,500,000__ shares of our common stock with par value of $0.0001___. As of December 31, 2024 the company has currently issued 2,460,000_ shares of our common

stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has issued twelve convertible notes in the sum of $743,000 for cash investments and service compensation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through December 31, 2024, December 31,2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount			
Issuance of founders stock	1,520,000	1,000,000	6,750,000	675	-	-	1,000,675
Capital Stock - SAFE	-	210,000	-	-	-	-	210,000
Retained Earnings - Beg Balance	-	-	-	-	-	(575,594)	(575,594)
Net income (loss)	-	-	-	-	-	(56,975)	(56,975)
December 31, 2022 (per Audit Report)	1,520,000	$ 1,210,000	6,750,000	$ 675	$ -	$ (632,569)	$ 578,106
Issuance of founders stock	1,520,000	1,000,000	6,750,000	675	-	-	1,000,675
Capital Stock - SAFE	-	710,000	-	-	-	-	710,000
Retained Earnings - Beg Balance	-	-	-	-	-	(632,569)	(632,569)
Net income (loss)	-	-	-	-	-	(392,631)	(392,631)
December 31, 2023 (per Audit Report)	1,520,000	$ 1,710,000	6,750,000	$ 675	$ -	$ (1,025,200)	$ 685,475
Issuance of founders stock			6,750,000	675	-	-	675
E Hiebert	310,000	350,000					350,000
E Hiebert/Miles	1,520,000	1,000,000					1,000,000
E Hiebert/Miles	630,000	710,000					710,000
Convertible Notes for Services	-	(329,000)	-	-	-		(329,000)
Retained Earnings - Beg Balance	-	-	-	-		(1,025,200)	(1,025,200)
Net income (loss)	-	-	-	-	-	(1,223,039)	(1,223,039)
December 31, 2024 (un-audited)	2,460,000	$ 1,731,000	6,750,000	$ 675	$ -	$ (2,640,870)	$ (516,564)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

CERTIFICATION

I, James L Smith, Principal Executive Officer of Sano Chemicals, Inc., hereby certify that the financial statements of Sano Chemicals, Inc. included in this Report are true and complete in all material respects.

James L Smith

Co-CEO and Founder